SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

				  SCHEDULE 13G
                               (Amendment No. __)

Information to be included in statements filed pursuant to Rules 13d-1(b),
c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)*

NVE Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

629445206

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Conestoga Capital Advisors LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)

   (b)

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: 283,183

6. Shared Voting Power:  None

7. Sole Dispositive Power:  283,183

8. Shared Dispositive Power:  None

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  283,183

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions):  Not applicable

11.Percent of Class Represented by Amount in Row (9):  5.9%

12.Type of Reporting Person:  IA

Item 1. (a) Name of Issuer:  NVE Corporation (the Issuer)

	(b) Address of Issuers Principal Executive Offices:
	    11409 Valley View Road, Eden Prairie, Minnesota, 55344

Item 2. (a) Name of Persons Filing
	    This statement is filed by Conestoga Capital Advisors LLC, a Delaware limited liability company (the Reporting Person), which acts an investment advisor or investment manager to one or more private investment funds and accounts
	    (collectively, the Accounts).

	(b) Address of Principal Business Office or, if none, Residence:
	    259 N. Radnor Chester Road, Radnor Court, Suite 120, Radnor, PA 19087

	(c) Citizenship:  Delaware

	(d) Title of Class of Securities: Common Stock,
	    $0.01 Par Value (Common Stock)

	(e) CUSIP Number:  629445206

Item 3. If this statement is filed pursuant to Rule 13d 1(b) or 13d 2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act.

(b) [ ] Bank as defined in section 3(a)(6) of the Act.

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

(e) [X] An investment adviser in accordance with Rule 13d 1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group,in accordance with Rule 13d 1(b)(1)(ii)(J).

Item 4. Ownership

(a) 	Amount beneficially owned  As of December 31, 2011, the Reporting Person
	indirectly beneficially owned 283,183 shares of the Issuers Common Stock. Such shares of the Issuers Common Stock were directly beneficially owned by the Accounts, none of which beneficially owned more than 5.0% of the Issuers issued and outstanding Common Stock.

(b) 	Percent of class
	As of December 31, 2011, the Reporting Person indirectly beneficially owned 5.9% of the Issuers issued and outstanding Common Stock
	(based on 4,824,745 shares of the Issuers Common Stock outstanding as of January 13, 2012, as reported by the Issuer in its Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on
	January 18, 2012).Such shares of the Issuers Common Stock were directly beneficially owned by the Accounts, none of which beneficially owned more than 5.0% of the Issuers issued and outstanding Common Stock.

(c) 	Number of shares of the Issuers Common Stock as to which the person has:

	(i) Sole power to vote or to direct voting: 283,183

	(ii) Shared power to vote or to direct voting: 0

	(iii) Sole power to dispose or to direct disposition: 283,183

	(iv) Shared power to dispose or to direct disposition: 0

Item 5. Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
	more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

	Not Applicable.

Item 8. Identification and Classification of Members of the Group

	Not Applicable.

Item 9. Notice of Dissolution of Group

	Not Applicable.

Item 10.Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2012
Date
CONESTOGA CAPITAL ADVISORS LLC
By:	/s/ Duane R. DOrazio
Name:	Duane R. DOrazio
Its:	Chief Compliance Officer



CUSIP No. 629445206		   Page 6 of 6 Pages



No Exhibit Index
CH01/ 25722865.4

CH01/ 25722865.4